As filed with the U.S. Securities and Exchange Commission on July 26, 2024
Registration No. 333-275178

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1 (Check appropriate box or boxes)	☒

abrdn Income Credit Strategies Fund
 (Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200
Philadelphia, PA 19103
(Address of Principal Executive Offices)

215-405-5700
(Registrant’s Telephone Number, Including Area Code)

Lucia Sitar, Esq.
c/o abrdn Inc.
1900 Market Street, Suite 200
Philadelphia, PA 19103
215-405-5700
(Name and Address of Agent for Service)

Copies to:
Thomas C. Bogle, Esq.
William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreement and Plan of Reorganization and the opinion of counsel regarding tax consequences of the reorganization of the First Trust High Income Long/Short Fund with and into abrdn Income Credit Strategies Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed on December 18, 2023, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-275178).

PART C

Other Information

Item 15. Indemnification

Article VIII of the Fund’s Amended and Restated Agreement and Declaration of Trust provides as follows:

SECTION 8.03   Indemnification of Trustees, Officers, etc.   Subject to the limitations, if applicable, hereinafter set forth in this Section 8.03, the Trust shall, upon the determination described in the immediately following sentence, indemnify each of its trustees, officers, and employees, and any Investment Adviser and any investment sub-adviser (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been a trustee, officer, director, employee or agent, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office; or (iii) for a criminal proceeding, had reasonable cause to believe that such Covered Person’s conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”).   A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified had not engaged in Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee had not engaged in Disabling Conduct by (a) a vote of a majority of a quorum of trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in writing.   Notwithstanding the foregoing, expenses, including reasonable fees of counsel and accountants incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any action, suit or proceeding; provided that the Covered Person shall have undertaken to repay to the Trust the amounts so paid if it is ultimately determined that indemnification is not authorized under this Article 8 and either (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Trustees, or an independent legal counsel in writing, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

The Advisory Agreement provides that the Adviser will not be liable for any error of judgment or mistake of law, or for any act or omission or any loss suffered by the Fund in connection with matters to which the Advisory Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties and provides for indemnification by the Fund of the Adviser for any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) not resulting from disabling conduct by the Adviser, subject to certain limitations and conditions.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

(1)	Charter of Registrant

a.	Amended and Restated Agreement and Declaration of Trust(1).

b.	Amendment to the Amended and Restated Agreement and Declaration of Trust(2).

c.	Amendment dated October 20, 2023, to the Amended and Restated Agreement and Declaration of Trust(10).

d.	Amendment to the Amended and Restated Agreement and Declaration of Trust(11).

(2)	By-Laws

a.	Amended and Restated By-Laws(3).

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Agreement and Plan of Reorganization(13).

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a.	See the Amended and Restated Agreement and Declaration of Trust (Exhibit 1(a) above) and the By-Laws (Exhibit 2(a) above).

(6)	Investment Advisory Contract

a.	Advisory Agreement(4).

b.	Sub-Advisory Agreement(4).

(7)	Distribution Contracts

a.	Dividend Reinvestment and Optical Cash Purchase Plan(7).

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custody Agreement

a.	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company (the “Amended and Restated Master Custodian Agreement”) dated June 1, 2010(4).

b.	Amendment dated January 29, 2014 to the Amended and Restated Master Custodian Agreement(4).

c.	Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement(4).

d.	Amendment dated June 1, 2015 to the Amended and Restated Master Custodian Agreement(4).

e.	Amendment dated December 1, 2017 to the Amended and Restated Master Custodian Agreement(4).

f.	Amendment dated June 19, 2020 to the Amended and Restated Master Custodian Agreement(6).

(10)	Rule 12b-1 Plan – Inapplicable.

(11)	Opinion and Consent of Dechert LLP(11).

(12)	Tax Opinion(13).

(13)	Other Material Contracts

a.	Transfer Agency and Service Agreement(1).

b.	Sixth Amendment to the Transfer Agency and Service Agreement with Computershare NA(6).

c.	Administration Agreement, dated December 1, 2017(2).

d.	Amended and Restated Investor Relations Service Agreement(11).

e.	Amended and Restated Credit Agreement, dated as of March 10, 2023 with lender parties thereto and BNP Paribas as administrative agent and BNP Paribas Securities Corp., as sole lead arranger and sole book manager(11).

f.	Amendment No. 1 to Credit Agreement(11).

g.	Expense Reimbursement Letter Agreement, dated as of December 1, 2017, between abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited) and abrdn Income Credit Strategies Fund(2).

h.	Expense Reimbursement Letter Agreement, dated as of December 1, 2019, between abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited) and abrdn Income Credit Strategies Fund(7).

i.	Amended and Restated Expense Reimbursement Letter Agreement dated as of April 26, 2021, between abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited) and abrdn Income Credit Strategies Fund(8).

j.	Amended and Restated Expense Reimbursement Letter Agreement dated as of September 23, 2022, between abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited) and abrdn Income Credit Strategies Fund(9).

k.	Amended and Restated Expense Reimbursement Letter Agreement dated as of October 23, 2023, between abrdn Investments Limited and abrdn Income Credit Strategies Fund(11).

l.	Amended and Restated Expense Reimbursement Letter Agreement dated March 12, 2024 between abrdn Investments Limited and abrdn Income Credit Strategies Fund(12).

(14)	Other Opinions

a.	Consent of Independent Registered Public Accounting Firm for the Acquiring Fund(11).

b.	Consent of Independent Registered Public Accounting Firm for the Acquired Fund(11).

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney dated October 20, 2023(10).

(17)	Additional Exhibits – Inapplicable.

(18)	Filing Fee Table(13).

(1)	Filed on December 27, 2010 with registrant’s Registration Statement on Form N-2 (File Nos. 333-170030 and 811-22485) and incorporated by reference herein.

(2)	Filed on August 27, 2019 with registrant’s Registration Statement on Form N-2 (File Nos. 333-233484 and 811-22485) and incorporated by reference herein.

(3)	Filed on December 11, 2020 with registrant’s current report on Form 8-K (File No. 811-22485) and incorporated by reference herein.

(4)	Filed on October 8, 2019 with registrant’s Registration Statement on Form N-2 (File Nos. 333-233484 and 811-22485) and incorporated by reference herein.

(5)	Filed on June 25, 2020 with abrdn Global Infrastructure Income Fund’ Registration Statement on Form N-2 (file Nos. 333-234722 and 811-23490) and incorporated by reference herein.

(6)	Filed on July 28, 2020 with abrdn Global Infrastructure Income Fund’ Registration Statement on Form N-2 (file Nos. 333-234722 and 811-23490) and incorporated by reference herein.

(7)	Filed on March 1, 2021 with registrant’s Registration Statement on Form N-2 (File Nos. 333-253698 and 811-22485) and incorporated by reference herein.

(8)	Filed on April 26, 2021 with registrant’s Registration Statement on Form N-2 (File Nos. 333-253698 and 811-22485) and incorporated by reference herein.

(9)	Filed on September 28, 2022 with registrant’s Registration Statement on Form N-14 (File No. 333-266799) and incorporated by reference herein.

(10)	Filed on October 24, 2023 with registrant’s Registration Statement on Form N-14 (File No. 333-275178) and incorporated by reference herein.

(11)	Filed on December 12, 2023 with registrant’s Registration Statement on Form N-14 (File No. 333-275178) and incorporated by reference herein.

(12)	Filed on May 10, 2024 with registrant’s Registration Statement on Form N-2 (File Nos. 333-277607 and 811-22485) and incorporated by reference herein.

(13)	Filed herewith.

Item 17. Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 26th day of July, 2024.

ABRDN INCOME CREDIT STRATEGIES FUND

By:	/s/ Alan Goodson
Alan Goodson, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ P. Gerald Malone*	Trustee	July 26, 2024
P. Gerald Malone
/s/ Christian Pittard	Trustee	July 26, 2024
Christian Pittard
/s/ Nancy Yao*	Trustee	July 26, 2024
Nancy Yao
/s/ John Sievwright*	Trustee	July 26, 2024
John Sievwright
/s/ Randolph Takian*	Trustee	July 26, 2024
Randolph Takian

/s/ Alan Goodson	President and Chief Executive Officer (Principal Executive Officer)	July 26, 2024
Alan Goodson
/s/ Sharon Ferrari	Treasurer and Chief Financial Officer (Principal Financial Officer/Principal Accounting Officer)	July 26, 2024
Sharon Ferrari

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney filed with registrant’s Registration Statement on Form N-14 (File No. 333-275178).

*By:	/s/ Lucia Sitar
Lucia Sitar Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT LIST

4.a	Agreement and Plan of Reorganization

12	Tax Opinion

18	Filing Fee Table